Exhibit 99.(h)(10)

KRANESHARES TRUST

KRANE-UBS cHINA a sHARE fUND

280 Park Avenue, 32nd Floor

New York, New York 10017

February __, 2021

Krane Funds Advisors, LLC

280 Park Avenue, 32nd Floor

New York, New York 10017

Dear Ladies and Gentlemen:

Krane-UBS China A Share Fund (“Fund”) is a series of KraneShares Trust, a Delaware statutory trust (“Trust”).

You hereby agree, from February 24, 2021 until each date noted on Schedule A (each a “Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding, taxes, leverage interest, brokerage costs, dividend and interest on securities sold short, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation and indemnification expenses) (“Operating Expenses”) of the Fund’s respective Classes noted on Schedule A (each a “Class”) so that the Operating Expenses of the Fund’s respective Classes are limited to the respective rate per annum, as noted on Schedule A, of that Class’s average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section.

The Fund agrees to repay you out of assets attributable to its respective Class noted on Schedule A for any fees waived by you under an Expense Limitation or any Operating Expenses you reimburse in excess of an Expense Limitation, provided that the repayment does not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense.

You understand that you shall look only to the assets attributable to the applicable Class performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or Class, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940. This Agreement supersedes any prior agreement with respect to the subject matter hereof as of February 24, 2021.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

KRANESHARES TRUST,

on behalf of

KRANE-UBS CHINA A sHARE FUND

By:

Title:

The foregoing Agreement is hereby accepted as of February __, 2021.

KRANE FUNDS ADVISORS, LLC

By:

Title:

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation
Krane-UBS China A Share Fund	Institutional	08/1/2022	1.49%
	Investor	08/1/2022	1.74%

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